Exhibit 99.3

AssemblÉe gÉnÉrale extraordinaire des Actionnaires 30 Juin 2023	extraordinary general shareholders’ meeting 30 June 2023

Procuration	Proxy

Cette procuration doit être utilisée par les titulaires de titres de MDxHealth SA (la “Société”) qui désirent être représentés par un mandataire spécial à l’assemblée générale extraordinaire des actionnaires de la Société à tenir le vendredi 30 juin 2023 à 9h00 (heure belge).

Cette procuration ne constitue pas une demande de procuration au sens des articles 7:144 et 7:145 du Code des sociétés et des associations.

La procuration doit être signée de façon écrite ou électroniquement. Si une signature électronique est utilisée, elle doit être une signature électronique qualifiée au sens du Règlement (UE) n° 910/2014 du Parlement européen et du Conseil du 23 juillet 2014 sur l’identification électronique et les services de confiance pour les transactions électroniques au sein du marché intérieur et abrogeant la directive 1999/93/CE, tel que modifié.

La procuration signée et complétée doit parvenir à la Société au plus tard le sixième jour calendrier qui précède l’assemblée générale extraordinaire des actionnaires, soit le, ou avant le, samedi 24 juin 2023 au plus tard. Jusqu’à cette date, les procurations peuvent être envoyées à l’adresse suivante :

MDxHealth SA
A l’attention de M. Ron Kalfus
Secrétaire de la Société
CAP Business Center

Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31,
4040 Herstal

Belgique

ou par courrier électronique à :

agsm@mdxhealth.com

This proxy should be used by holders of securities of MDxHealth SA (the “Company”) who want to be represented by a proxy holder at the extraordinary general shareholders’ meeting of the Company to be held on Friday, 30 June 2023, at 9:00 a.m. (Belgian time).

This proxy does not constitute a proxy solicitation in the sense of articles 7:144 and 7:145 of the Belgian Companies and Associations Code.

The proxy must be signed in writing or electronically. In the event an electronic signature is used, it must be a qualified electronic signature in the sense of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended.

The signed and completed proxy must reach the Company at the latest on the sixth calendar day prior to the extraordinary general shareholders’ meeting, i.e. on or before Saturday, 24 June 2023 at the latest. Until this date, proxies can be sent to the following address:

MDxHealth SA
Attention Mr. Ron Kalfus
Company Secretary

CAP Business Center

Zone Industrielle des Hauts-Sarts
Rue d’Abhooz, 31
4040 Herstal,
Belgium

or by e-mail to:

agsm@mdxhealth.com

Les titulaires de titres de la Société qui désirent être représentés par procuration doivent aussi s’enregistrer à l’assemblée générale extraordinaire des actionnaires, tel que décrit dans l’invitation à l’assemblée générale extraordinaire des actionnaires. Les titulaires de titres dématérialisés doivent joindre à ce formulaire un certificat délivré par le teneur de compte agréé, l’organisme de liquidation compétent, ou de l’intermédiaire financier pour les titres concernés, confirmant le nombre de titres ayant été enregistrés à leur nom à la date d’enregistrement (soit le vendredi 16 juin 2023, à minuit (00h00, heure belge)) et avec lesquelles ils veulent participer à l’assemblée générale extraordinaire des actionnaires.	Holders of securities of the Company who wish to be represented by proxy must also register for the extraordinary general shareholders’ meeting, as described in the notice convening the extraordinary general shareholders’ meeting. Holders of dematerialised securities must attach to the present form a certificate issued by the certified account holder, the applicable settlement institution, or the relevant financial intermediary for the securities concerned, confirming the number of securities that have been registered in their name on the registration date, (i.e., Friday, 16 June 2023, at midnight (12:00 a.m., Belgian time)) with which they want to participate to the extraordinary general shareholders’ meeting.

La date limite pour la communication de cette procuration est un samedi, pendant laquelle il n’y a généralement pas de service postal ordinaire. Ainsi, la Société recommande d’utiliser le courrier électronique pour toute communication avec la Société concernant l’assemblée générale d’actionnaires.	The deadline for the submission of this proxy form is on a Saturday, during which there is usually no ordinary postal service. Therefore, the Company recommends to use e-mail for all communication with the Company regarding the general shareholders’ meeting.

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Le/La soussigné(e),	The undersigned,

Prénom / First name:	...........................................................................................................................................
Nom de famille / Family name:	...........................................................................................................................................
Adresse / Address:	...........................................................................................................................................
ou / or
Dénomination / Corporate name:	...........................................................................................................................................
Forme juridique / Corporate form:	...........................................................................................................................................
Siège / Registered office:	...........................................................................................................................................
...........................................................................................................................................
Représenté par (prénom, nom de famille et	...........................................................................................................................................
qualité) / Represented by (first name, family	...........................................................................................................................................
name and capacity):	...........................................................................................................................................

titulaire du (des) nombre(s) suivant(s) de titres émis par MDxHealth SA, ayant son siège au CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgique,	owner of the following number of securities issued by MDxHealth SA, with its registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium,

Nombre d’actions / Number of shares:	………………..
Forme des actions susmentionnées / Form of the above mentioned shares: (veuillez cocher la case appropriée / please tick the appropriate box)
☐ Nominatives / Registered ☐ Dématérialisées / Dematerialised

Nombre de droits de souscription / Number of subscription rights:[1]	………………..

constitue pour mandataire spécial, avec pouvoir de substitution:	appoints as his/her/its proxy holder, with power of substitution:

☐ M./Mme / Mr./Ms. …………………………………………………………………………………………2
☐ Président du conseil d’administration / Chair of the board of directors3

[1] Conformément à l’article 7:135 du Code des sociétés et des associations, les titulaires de droits de souscription ont le droit de participer à l’assemblée générale des actionnaires mais seulement avec voix consultative.

[2] Veuillez compléter tel qu’approprié. Une absence d’instruction sera interprétée comme une nomination du président du conseil d’administration en tant que mandataire.

[1] Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meeting, but only with an advisory vote.

[2] Please complete as appropriate. An absence of instruction shall be tantamount to an appointment of the chair of the board of directors as proxy holder.

3 Le président du conseil d’administration de la Société a le pouvoir de nommer un autre administrateur, un employé ou remplaçant désigné de la Société comme suppléant en vertu d’une sous-délégation si le président est empêché d’assister à l’assemblée générale des actionnaires. Veuillez noter que le président du conseil d’administration de la Société ou, le cas échéant, son suppléant, est un administrateur, un employé ou un remplaçant désigné de la Société et a donc un conflit d’intérêts potentiel tel que défini dans l’article 7:143, §4 du Code des sociétés et des associations. Le président ou son suppléant ne vote qu’en exécution de la procuration, conformément aux instructions de vote spécifiques figurant dans la procuration. Voir également la note 2 ci-dessous.	[3] The chair of the board of directors of the Company has the power to appoint another director, employee or substitute of the Company as a substitute pursuant to a sub delegation if the chair is hindered to attend the general shareholders’ meeting. Please note that the chair of the board of directors of the Company or, as the case may be, his substitute, is a director, employee or substitute of the Company and therefore has a potential conflict of interest as defined in article 7:143, §4 of the Belgian Companies and Associations Code. The chair or his substitute may only vote in execution of the proxy, in accordance with the specific voting instructions included in the proxy. See also note 2 below.

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lequel accepte ainsi d’être nommé, et à qui le/la soussigné(e) donne les pouvoirs et instructions de vote spécifiques suivants:[4]	who agrees to be so appointed, and to whom the undersigned gives the following powers and specific voting instructions:[4]

[4] Veuillez indiquer l’instruction de vote dans les cases appropriées pour les points à l’ordre du jour. En l’absence d’une instruction de vote pour un point de l’ordre du jour, ou dans le cas où, pour quelque raison que ce soit, il y aurait un manque de clarté concernant les instructions de vote, le mandataire sera présumé avoir voté “en faveur” des résolutions proposées soutenues par le conseil d’administration et cela sera considéré comme une instruction de vote spécifique au sens de l’article 7:143 §4 2° du Code des sociétés et des associations.

[4] Please indicate the voting instructions in the appropriate boxes of the agenda items. In the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will be presumed to have voted “in favour” of the proposed resolutions supported by the board of directors and that this will be deemed to be a specific voting instruction in the sense of article 7:143 §4 2° of the Belgian Companies and Associations Code.

I.   De représenter le/la soussigné(e) à l’assemblée générale extraordinaire des actionnaires à tenir le vendredi 30 juin 2023 à 9h00 (heure belge), dans les bureaux de Maître Stijn Raes, notaire, à Kortrijksesteenweg 1147, 9051 Gand, Belgique, ou à tout autre endroit qui sera indiqué à cette occasion.

I.    To represent the undersigned at the extraordinary general meeting of shareholders to be held on Friday, 30 June 2023 at 9:00 a.m. (Belgian time), at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such place as will be indicated at that place at that time.

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ORDRE DU JOUR assemblée générale extraordinaire	agenda extraordinary general meeting

1.	Communication des rapports - Plan d’Option sur Action de 2023	1.	Submission of reports - 2023 Share Option Plan

	Communication des, discussion sur:		Submission of, discussion on:

	a) le rapport du conseil d’administration de la Société conformément aux articles 7:180 et 7:191 du Code des sociétés et associations relatif à la proposition d’émettre 5.000.000 nouveaux droits de souscription de la Société (les “2023 Share Options”), en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2023”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) ou American Depositary Shares (“ADSs”) de la Société, en faveur des membres du personnel de la Société et de ses filiales de temps à autre, au sens de l’article 1:27 du Code des sociétés et des associations (les “Participants Sélectionnés”); et		a) the report of the board of directors of the Company in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code in relation to the proposal to issue 5,000,000 new subscription rights for shares of the Company (the “2023 Share Options”), pursuant to a share option plan named “the 2023 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or American Depositary Shares (“ADSs”) of the Company, for the benefit of the members of the personnel of the Company and its subsidiaries from time to time, within the meaning of article 1:27 of the Belgian Companies and Associations Code (the “Selected Participant”); and

	b) le rapport du commissaire de la Société conformément aux articles 7:180 et 7:191 du Code des sociétés et des associations concernant la proposition d’émettre 5.000.000 2023 Share Options et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) ou ADSs de la Société, en faveur des Participant Sélectionnés.		b) the report of the statutory auditor of the Company in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code in relation to the proposal to issue 5,000,000 2023 Share Options, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or ADSs of the Company, to the benefit of the Selected Participants.

2.	Proposition d’émettre 5.000.000 2023 Share Options	2.	Proposal to issue 5,000,000 2023 Share Options

►	Proposition de résolution:	►	Proposed resolution:

L’assemblée générale des actionnaires décide d’approuver l’émission de 5.000.000 2023 Share Options, en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2023”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) ou ADSs de la Société, en faveur des Participants Sélectionnés. En conséquence, le conseil d’administration décide de ce qui suit:

The general shareholders’ meeting resolves to approve the issuance of 5,000,000 2023 Share Options, pursuant to a share option plan named “the 2023 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or ADSs of the Company, for the benefit of Selected Participant. In view thereof, the general shareholders’ meeting resolves as follows:

(a) Termes et conditions des 2023 Share Options: Les termes et conditions des 2023 Share Options (inclus, mais sans s’y limiter, le prix d’exercice des 2023 Share Options) seront tels que figurant dans l’annexe au rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour (aux fins de la présente résolution, le “Plan”), dont une copie restera jointe au présent procès-verbal. Les 2023 Share Options ont une durée de 10 ans à partir de leur date d’émission.

(a) Terms and conditions of the 2023 Share Options: The terms and conditions of the 2023 Share Options (including, but not limited to, the exercise price of the 2023 Share Options) shall be as set out in the annex to the report of the board of directors referred to in item 1.(a) of the agenda (for the purpose of this resolution, the “Plan”), a copy of which shall remain attached to the minutes reflecting the present resolution. The 2023 Share Options have a term of ten years as from their issue date.

(b) Actions sous-jacentes: Chaque 2023 Share Option donne à son détenteur le droit de souscrire à une nouvelle action qui sera émise par la Société. Les nouvelles actions à émettre lors de l’exercice des 2023 Share Options auront les mêmes droits et avantages, et seront à tous égards pari passu, en ce compris en ce qui concerne les droits aux dividendes et autres distributions, avec les actions existantes et en circulation de la Société au moment de leur émission, et auront droit aux dividendes et autres distributions pour lesquelles la date d’enregistrement ou la date d’échéance tombe à, ou après la date d’émission des actions.

(b) Underlying shares: Each 2023 Share Option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. The new shares to be issued at the occasion of the exercise of the 2023 Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the shares.

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(c) Suppression du droit de préférence en faveur des Participants Sélectionnés: L’assemblée générale des actionnaires décide, conformément à l’article 7:191 du Code des sociétés et des associations, de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participants Sélectionnés, et d’approuver la possibilité pour la Société d’octroyer les 2023 Share Options aux Participants Sélectionnés, comme expliqué plus en détail dans le rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour et dans les termes et conditions du Plan.

(c) Dis-application of the preferential subscription right for the benefit of the Selected Participants: The general shareholders’ meeting resolves, in accordance with article 7:191 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or ADSs of the Company, for the benefit of the Selected Participants, and to approve the possibility for the Company to grant the 2023 Share Options to the Selected Participants, as further explained in the report of the board of directors referred to in item 1.(a) of the agenda and the terms and conditions of the Plan.

(d) Confirmation de la souscription de 2023 Share Options par la Société: L’assemblée générale des actionnaires décide d’approuver et de confirmer que la Société sera en mesure de souscrire aux 2023 Share Options, en vue de créer un pool de 2023 Share Options disponible pour des octrois ultérieurs aux Participants Sélectionnés. La Société ne peut cependant pas exercer les 2023 Share Options pour son compte propre.

(d) Confirmation of the subscription of 2023 Share Options by the Company: The general shareholders’ meeting resolves to approve and confirm that the Company will be able to subscribe for the 2023 Share Options, with a view to creating a pool of outstanding 2023 Share Options available for further grants to Selected Participants. The Company may not, however, exercise the 2023 Share Options for its own account.

(e) Augmentation de capital conditionnelle et émission de nouvelles actions: L’assemblée générale des actionnaires décide, sous réserve et dans la mesure de l’exercice des 2023 Share Options, d’augmenter le capital de la Société et d’émettre le nombre approprié de nouvelles actions pouvant être émises lors de l’exercice des 2023 Share Options. Sous réserve et conformément aux dispositions du Plan, lors de l’exercice des 2023 Share Options et de l’émission de nouvelles actions, le montant total du prix d’exercice des 2023 Share Options sera affecté au capital de la Société. Dans la mesure où le montant du prix d’exercice des 2023 Share Options, par action à émettre lors de l’exercice des 2023 Share Options, excède le pair comptable des actions de la Société existantes alors immédiatement avant l’émission des nouvelles actions concernées, une partie du prix d’exercice, par action à émettre lors de l’exercice des 2023 Share Options, égale à ce pair comptable sera comptabilisée en capital, le solde étant comptabilisé en prime d’émission. Suite à l’augmentation de capital et à l’émission de nouvelles actions, chaque action nouvelle et existante représentera la même fraction du capital de la Société.

(e) Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to, and to the extent of the exercise of 2023 Share Options, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon the exercise of the 2023 Share Options. Subject to, and in accordance with, the provisions of the Plan, upon exercise of the 2023 Share Options and issue of new shares, the aggregate amount of the exercise price of the 2023 Share Options will be allocated to the share capital of the Company. To the extent that the amount of the exercise price of the 2023 Share Options, per share to be issued upon exercise of the 2023 Share Options, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2023 Share Options, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

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(f) Prime d’émission: Toute prime d’émission qui sera comptabilisée en relation avec les 2023 Share Options sera comptabilisée sur un compte indisponible au passif du bilan de la Société dans ses capitaux propres, et le compte sur lequel la prime d’émission sera comptabilisée constituera, au même titre que le capital de la Société, la garantie des tiers et, sauf possibilité de capitalisation de ces réserves, ne pourra être réduit ou supprimé que par une décision de l’assemblée générale des actionnaires statuant dans les conditions requises pour la modification des statuts de la Société.

(f) Issue premium: Any issue premium that will be booked in connection with the 2023 Share Options shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

(g) Procurations: Le conseil d’administration est autorisé à mettre en œuvre et à exécuter les décisions prises par l’assemblée générale des actionnaires en rapport avec les 2023 Share Options, et à prendre toutes les mesures et à accomplir toutes les formalités requises en vertu du Plan, des statuts de la Société et de la loi applicable afin d’émettre ou transférer les actions lors de l’exercice des 2023 Share Options. En outre, chaque administrateur de la Société, Joe Sollee et Ron Kalfus, chacun agissant individuellement et avec possibilité de subdélégation et pouvoir de subrogation, auront le pouvoir, lors de l’exercice des 2023 Share Options, (i) de procéder à la constatation (A) de l’augmentation de capital et de l’émission de nouvelles actions résultant de cet exercice, (B) de l’allocation du capital et (le cas échéant) de la prime d’émission, et (C) de la modification des statuts de la Société afin de refléter le nouveau capital et nombre d’actions en circulation suite à l’exercice des 2023 Share Options, (ii) de signer et remettre, au nom de la Société, la documentation Euroclear, Euronext et bancaire pertinente, le registre des actions et tous les documents nécessaires en relation avec l’émission et la livraison des actions au Participant Sélectionné, et (iii) faire tout ce qui peut être nécessaire ou utile (y compris, mais sans s’y limiter, la préparation et l’exécution de tous les documents et formulaires) pour l’admission des actions émises lors de l’exercice des 2023 Share Options à la négociation sur le marché réglementé d’Euronext Brussels (ou tout autre marché sur lequel les actions de la Société seront négociées à ce moment).

g) Powers of attorney: The board of directors is authorised to implement and execute the resolutions passed by the general shareholders’ meeting in connection with the 2023 Share Options, and to take all steps and carry out all formalities that shall be required by virtue of the Plan, the Company’s articles of association and applicable law in order to issue or transfer the shares upon exercise of the 2023 Share Options. Furthermore, each of the Company’s directors, Joe Sollee and Ron Kalfus, each such person acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon exercise of the 2023 Share Options, (i) to proceed with the recording of (A) the capital increase and issue of new shares resulting from such exercise, (B) the allocation of the share capital and (as applicable) the issue premium, and (C) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the 2023 Share Options, (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Euronext and bank documentation, the share register and all necessary documents in connection with the issuance and delivery of the shares to the beneficiary, and (iii) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon the exercise of the 2023 Share Options to trading on the regulated market of Euronext Brussels (or such other markets on which the Company’s shares will be trading at that time).

(h) Renonciation: L’assemblée générale des actionnaires reconnaît que les 2023 Share Options qui seront octroyés dans le cadre du “Plan d’Option sur Action de 2023” ne seront pas considérées comme une “rémunération variable”, une “rémunération fixe” ou une “rémunération annuelle” au sens du Code des sociétés et associations (y compris, sans limitation, aux fins des articles 3:6, §3, 7:89/1, 7:90, 7:91, 7:92, 7:100, 7:108 et 7:121 du Code des sociétés et associations) et du Code belge de gouvernance d’entreprise 2020 (y compris, sans limitation, aux fins de la disposition 11 du Code belge de gouvernance d’entreprise 2020). L’assemblée générale des actionnaires approuve les conditions et mécanismes d’acquisition définitive des 2023 Share Options, telles qu’elles sont inclues dans le Plan. Les dispositions des articles 7:91, 7:108 et 7:121 (selon le cas) du Code des sociétés et associations sont expressément écartées en ce qui concerne le Plan des 2023 Share Options.

(h) Waiver: The general shareholders’ meeting acknowledges that the 2023 Share Options to be granted under the “2023 Share Option Plan” shall not be considered “variable remuneration”, “fixed remuneration” or “annual remuneration” within the meaning of the Belgian Companies and Associations Code (including, without limitation, for the purpose of articles 3:6, §3, 7:89/1, 7:90, 7:91, 7:92, 7:100, 7:108 and 7:121 of the Belgian Companies and Associations Code) and the 2020 Corporate Governance Code (including, without limitation, for the purpose of provision 11 of the 2020 Corporate Governance Code). The general shareholders’ meeting approves the vesting conditions and mechanisms of the 2023 Share Options, as included in the Plan. The provisions of articles 7:91, 7:108 and 7:121 (as applicable) of the Belgian Companies and Associations Code are expressly dis-applied in relation to the 2023 Share Option Plan.

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(i) Approbation conformément à l’article 7:151 du Code des sociétés et des associations: L’assemblée générale des actionnaires décide de prendre note, d’approuver et de ratifier, pour autant que de besoin conformément à l’article 7:151 du Code des sociétés et des associations, toutes les clauses incluses dans le Plan, qui entrent en vigueur au moment où un changement de contrôle se produit et qui tombent ou pourraient être considérées comme tombant sous le coup de l’article 7:151 du Code des sociétés et associations (relatif à l’octroi de droits à des tiers affectant substantiellement le patrimoine de la Société ou donnant naissance à une dette ou à un engagement substantiel à sa charge, lorsque l’exercice de ces droits dépend du lancement d’une offre publique d’acquisition sur les actions de la Société ou d’un changement du contrôle exercé sur), y compris, sans limitation, le mécanisme d’acquisition accélérée automatique lors d’une acquisition tel que défini dans le Plan. L’assemblée générale des actionnaires accorde une procuration spéciale à chaque administrateur de la Société, agissant seul et avec pouvoir de substitution, aux fins d’accomplir les formalités requises par l’article 7:151 du Code des sociétés et des associations en ce qui concerne la présente résolution.	(i) Approval in accordance with article 7:151 of the Belgian Companies and Associations Code: The general shareholders’ meeting resolves to take note, approve and ratify, insofar as required in accordance with article 7:151 of the Belgian Companies and Associations Code, all clauses included in the Plan, which come into effect at the moment a change of control occurs and which fall or could be considered to fall within the scope of article 7:151 of the Belgian Companies and Associations Code (relating to the granting of rights to third parties that substantially affect the Company’s assets and liabilities, or give rise to a substantial debt or commitment on its behalf, when the exercise of these rights is subject to the launching of a public takeover bid on the shares of the Company or to a change in the control exercised over it), including, without limitation, the automatic accelerated vesting mechanism upon acquisition as defined in the Plan. The general shareholders’ meeting grants a special power of attorney to each director of the Company, acting alone and with power of substitution, for the purpose of carrying out the formalities required by article 7:151 of the Belgian Companies and Associations Code with respect to this resolution.

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

3.  Communication du rapport spécial du conseil d’administration conformément à l’article 7:199 du Code des sociétés et des associations relatif à la proposition de renouveler le capital autorisé

Considération, discussion et communication du rapport spécial du conseil d’administration conformément à l’article 7:199 du Code des sociétés et des associations relatif à la proposition de renouveler les pouvoirs conférés au conseil d’administration dans le cadre du capital autorisé, tel que repris ci-dessous au point 4 de l’ordre du jour de l’assemblée générale extraordinaire des actionnaires, et exposant les circonstances spécifiques dans lesquelles le conseil d’administration pourra utiliser ses pouvoirs dans le cadre du capital autorisé, et les objectifs qu’il devra poursuivre.

4. Renouvellement de l’autorisation au conseil d’administration d’augmenter le capital dans le cadre du capital autorisé

Afin de permettre au conseil d’administration de disposer de la flexibilité nécessaire pour lever des fonds propres supplémentaires lorsque le besoin s’en fait sentir ou qu’une opportunité se présente, le conseil d’administration propose de lui accorder des pouvoirs limités dans le cadre du capital autorisé pour augmenter le capital de la Société d’un montant maximum égal à 100% du montant du capital de la Société pendant une période de cinq (5) ans, le tout comme indiqué ci-dessous. Pour de plus amples informations sur les circonstances dans lesquelles le conseil d’administration pourrait faire usage du capital autorisé et sur les objectifs que le conseil d’administration poursuivrait avec le capital autorisé, voyez également le rapport spécial mentionné au point 3 de l’ordre du jour de l’assemblée générale extraordinaire des actionnaires.

3.  Submission of the special report of the board of directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the proposal to renew the authorised capital

Consideration, discussion and submission of the special report of the board of directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the proposal to renew the powers granted to the board of directors under the authorised capital, as set out below in item 4 of the agenda of the extraordinary general shareholders’ meeting, and setting out the specific circumstances in which the board of directors will be able to use its powers under the authorised capital, and the purposes that it should pursue.

4. Renewal of the authorisation to the board of directors to increase the share capital within the framework of the authorised capital

In order to allow the board of directors the flexibility to raise additional equity-based financing as and when the need may arise or an opportunity would present itself, the board of directors proposes that it be granted limited powers under the authorised capital to increase the Company’s share capital by a maximum amount of 100% during a term of five (5) years, all as further set out below. For further information on the circumstances in which the board of directors could make use of the authorised capital and the objectives that the board of directors would pursue with the authorised capital, see also the special report referred to in item 3 of the agenda of the extraordinary general shareholders’ meeting.

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► Proposition de résolution:	► Proposed resolution:

L’assemblée générale des actionnaires décide de renouveler l’autorisation donnée au conseil d’administration d’augmenter le capital en une ou plusieurs fois, pendant une période de cinq (5) ans à compter de la publication aux Annexes du Moniteur belge de la présente autorisation, d’un montant total jusqu’à 100% du montant du capital de la Société, et ce conformément aux conditions et modalités fixées dans le rapport spécial du conseil d’administration établi conformément à l’article 7:199 du Code des sociétés et des associations, tel que visé au point 3 de l’ordre du jour de la présente assemblée générale extraordinaire des actionnaires. En conséquence, l’assemblée générale des actionnaires décide de supprimer l’article 6 “Capital autorisé” des statuts de la Société et de le remplacer par le texte suivant (la date mentionnée dans la sous-section entre crochets étant la date de l’assemblée générale approuvant le capital autorisé renouvelé, et le montant mentionné dans la sous-section entre crochets étant le montant du capital de la Société au moment de l’assemblée générale approuvant le capital autorisé):

“Article 6 : Capital Autorisé

Le conseil d’administration est autorisé à augmenter le capital de la société en une ou plusieurs fois d’un montant total maximum de [100 % du capital de la société au moment de l’adoption du nouveau capital autorisé].

Le conseil d’administration peut augmenter le capital par des apports en numéraire ou en nature, par l’incorporation de réserves, disponibles ou non, et par l’incorporation de primes d’émission, avec ou sans émission de nouvelles actions, avec ou sans droit de vote, qui auront les droits qui seront déterminés par le conseil d’administration. Le conseil d’administration est également autorisé à utiliser cette autorisation pour l’émission d’obligations convertibles ou de droits de souscription, d’obligations avec droits de souscription ou d’autres titres.

Cette autorisation est valable pour une période de cinq ans à compter de la date de publication aux Annexes du Moniteur belge d’un extrait du procès-verbal de l’assemblée générale extraordinaire des actionnaires de la société tenue le [date de l’assemblée générale approuvant le capital autorisé renouvelé].

En cas d’augmentation de capital décidée par le conseil d’administration dans le cadre du capital autorisé, toutes les primes d’émission comptabilisées, le cas échéant, seront comptabilisées conformément aux dispositions des présents statuts.

Le conseil d’administration est autorisé, dans l’exercice de ses pouvoirs dans le cadre du capital autorisé, à limiter ou à supprimer, dans l’intérêt de la société, le droit de préférence des actionnaires. Cette limitation ou suppression du droit de préférence peut également être faite en faveur des membres du personnel de la société ou de ses filiales, ou en faveur d’une ou plusieurs personnes autres que les membres du personnel de la société ou de ses filiales.

Le conseil d’administration est autorisé, avec droit de substitution, à modifier les statuts, après chaque augmentation de capital intervenue dans le cadre du capital autorisé, afin de les mettre en conformité avec la nouvelle situation du capital et des actions.”

The general shareholders’ meeting resolves to renew the authorisation to the board of directors to increase the share capital in one or several times, during a period of five (5) years as from the publication in the Annexes to the Belgian Official Gazette of this authorisation, with an aggregate amount equal to up to 100% of the amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the special report of the board of directors prepared in accordance with article 7:199 of the Belgian Companies and Associations Code, as referred to in agenda item 3 of this extraordinary general shareholders’ meeting. Consequently, the general shareholders’ meeting resolves to delete article 6 “Authorised capital” of the articles of association of the Company entirely and to replace it with the following text (whereby the date referred to in the sub-section between square brackets shall be the date of the general shareholders’ meeting approving the renewed authorised capital, and the amount referred to in the sub-section between brackets shall be the amount of the Company’s share capital at the time of the general shareholders’ meeting approving the authorised capital):

“Article 6: Authorised capital

The board of directors is authorised to increase the share capital of the company on one or several occasions by a maximum aggregate amount of [100% of the company’s share capital at the time of the adoption of the new authorised capital].

The board of directors may increase the share capital by contributions in cash or in kind, by capitalisation of reserves, whether available or unavailable for distribution, and capitalisation of issue premiums, with or without the issuance of new shares, with or without voting rights, that will have the rights as will be determined by the board of directors. The board of directors is also authorised to use this authorisation for the issuance of convertible bonds or subscription rights, bonds with subscription rights or other securities.

This authorisation is valid for a period of five years as from the date of publication in the Annexes to the Belgian Official Gazette of an extract of the minutes of the extraordinary general shareholders’ meeting of the company held on [date of the general shareholders’ meeting approving the authorised capital].

In the event of a capital increase decided by the board of directors within the framework of the authorised capital, all issue premiums booked, if any, will be accounted for in accordance with the provisions of these articles of association.

The board of directors is authorised, when exercising its powers within the framework of the authorised capital, to restrict or cancel, in the interest of the company, the preferential subscription rights of the shareholders. This restriction or cancellation of the preferential subscription rights can also be done in favour of members of the personnel of the company or of its subsidiaries, or in favour of one or more persons other than members of the personnel of the company or of its subsidiaries.

The board of directors is authorised, with the right of substitution, to amend the articles of association, after each capital increase that has occurred within the framework of the authorised capital, in order to bring them in conformity with the new situation of the share capital and the shares.”

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► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

II.   Si l’assemblée générale extraordinaire des actionnaires sont ajournées ou suspendues, le mandataire spécial aura les pouvoirs de représenter le soussigné à l’assemblée générale des actionnaires qui seront tenues avec le même ordre du jour, le cas échéant:

☐ oui

☐ non

Veuillez remplir la case appropriée. Une absence d’instruction ou si, pour quelque raison, il y a une absence de clarté à propos de l’instruction donnée, le soussigné sera supposé avoir choisi “oui”. Veuillez noter qu’aux fins de s’appliquer à telle assemblée subséquente, les titulaires de titres doivent s’enregistrer à nouveau pour cette assemblée.

Si, pendant l’assemblée, il y a des modifications à une proposition de résolution ou une nouvelle proposition de résolution:[1]

☐ le mandataire spécial votera pour la résolution modifiée ou nouvelle

☐ le mandataire spécial votera contre la résolution modifiée ou nouvelle

☐ le mandataire spécial s’abstiendra de voter sur la résolution modifiée ou nouvelle

☐ le mandataire spécial votera sur la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société

[1] Veuillez cocher tel qu’approprié. Une absence d’instruction sera interprétée comme une instruction de voter pour la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société.

III.  Le mandataire spécial est autorisé, au nom et pour le compte du soussigné, à signer toutes listes de présence et procès-verbaux, à participer à toutes les délibérations, à prendre part au vote sur toutes les décisions ou sujets pouvant, conformément à cet ordre du jour, être soumis à l’assemblée.

IV.  Le mandataire spécial est autorisé, en général, à faire tout ce qui semble nécessaire et/ou utile pour exercer cette procuration.

II.   In case the aforementioned extraordinary general shareholders’ meeting would be postponed or suspended, the special proxy holder shall have the power to represent the undersigned at the general shareholders’ meeting that would be held having the same agenda, as relevant:

☐ yes

☐ no

Please tick the appropriate box. In the absence of an instruction, or if, for whatever reason, there is a lack of clarity with regard to the instruction given, the undersigned shall be deemed to have selected “yes”. Please note that in order to apply for such subsequent meeting, holders of securities must again register for such meeting.

In case of amendments during the meeting to a proposed resolution or a new proposed resolution:[1]

☐ the proxy holder shall vote for the amended or new resolution

☐ the proxy holder shall vote against the amended or new resolution

☐ the proxy holder shall abstain from the vote on the amended or new resolution

☐ the proxy holder shall vote on the amended or new resolution in the manner supported or recommended by the board of directors of the Company

[1] Please complete as appropriate. An absence of instruction shall be tantamount to an instruction to vote for the amended or new resolution as will be supported or recommended by the board of directors of the Company.

III.  The special proxy holder has the power to, in the name of and on behalf of the undersigned, sign all attendance lists and minutes, participate in all deliberations, vote with respect to all decisions or items that can, pursuant to this agenda, be presented to said meeting.

IV.  In general, the special proxy holder has the power to do all that appears necessary and/or useful for the exercise of this proxy.

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Le/la soussigné(e) ratifie et approuve par la présente tous les actes accomplis par le mandataire spécial susmentionné. Le mandataire spécial votera pour le compte du/de la soussigné(s) conformément aux instructions spécifiques données ci-dessus.

La présente procuration vaut également notification au sens de l’article 7:134, §2, alinéa 3 du Code des sociétés et des associations en ce qui concerne l’assemblée générale extraordinaire des actionnaires de la Société à tenir le vendredi 30 juin 2023.

Le soussigné confirme que la traduction anglaise de la présente procuration n’est qu’une traduction libre en anglais et à titre informatif uniquement, et que la version française prévaut sur la version anglaise.

BON POUR PROCURATION

The undersigned hereby ratifies and approves all acts carried out by the aforementioned proxy holder. The special proxy holder will vote on behalf of the undersigned in accordance with the specific instructions given above.

The present proxy shall also serve as notification within the meaning of article 7:134, §2, paragraph 3 of the Belgian Companies and Associations Code with respect to the extraordinary general shareholders’ meeting of the Company to be held on Friday 30 June 2023.

The undersigned confirms that the English translation of the present proxy is a free English translation and for information purposes only, and that the French version shall prevail over the English version.

GOOD FOR PROXY

……………………………… 2023 (date)
…………………………………………………….. (nom / name)
…………………………………………………….. (signature)

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